Exhibit 99.1

Company Contact:	Investor relations Contacts:

Dror David, Chief Financial Officer	Ehud Helft / Kenny Green
Nova Measuring Instruments Ltd.	GK Investor Relations
Tel: 972-8-938-7505	Tel: +1-866-704-6710
E-mail: info@nova.co.il	E-mail : Ehud@gkir.com
http://www.nova.co.il	Kenny@gkir.com

NOVA MEASURING INSTRUMENTS COMPLETES HYPERNEX
ACQUISITION

Acquisition Expands Nova’s Addressable Market to Include Rapidly
Growing X-ray Diffraction Metrology

Rehovoth, Israel – August 9, 2006 – Nova Measuring Instruments, Ltd. (Nasdaq: NVMI), the market leader in integrated metrology and process control for the semiconductor industry, today announced that it has completed the purchase of substantially all the assets of HyperNex, Inc. for 1.6 million shares of Nova and has assumed certain liabilities, including those accruing after the closing which relate to contracts assumed by Nova. Prior to the closing, Nova and HyperNex amended and restated the original asset purchase agreement to reduce the amount of shares to be issued by Nova from 1.8 million to 1.6 million to reflect the assumption of certain additional liabilities. Based on the closing price of Nova’s stock on August 7, 2006 and the assumed liabilities, the transaction is valued at approximately $4.5 million.

The HyperNex acquisition will expand Nova’s addressable market to include wide-angle X-ray diffraction (“XRD”), an estimated $50 million potential market, which is expected to double in size over the next two to three years. HyperNex has developed and manufactures a unique wide-angle XRD stand-alone metrology system for advanced semiconductor fabs. Its wide-angle XRD tool has very high throughput compared to other XRD tools presently in the market. It utilizes patented technology and has been used in semiconductor production since 2004. When used in high volume manufacturing, XRD can provide the needed measurement for characterizing microstructures based on multiple parameter capabilities. This capability is enabling the control of the quality of thin metal layers such as copper, tungsten, silicides, seed and barrier layers at the technology nodes of 65nm, 45nm and below.

As a result of the delay in closing, which was originally anticipated in May, the transaction is expected to be dilutive to 2006 earnings, mainly due to acquisition-related expenses, and accretive in 2007 because of the advanced sales cycle which HyperNex had begun prior to the acquisition.

“We believe this acquisition will enable us to leverage our sales and support organization and capitalize on our technical expertise to expand into an important high-growth segment of the market,” said Dr. Giora Dishon, President and CEO of Nova. “HyperNex will compliment our offering in the high-end stand-alone metrology market and complement our Spectrophotometry and Scatterometry based solutions, which will enable us to provide complete metrology solutions for critical steps such as gate structures and copper interconnect. HyperNex has an outstanding team and a wide-angle XRD technology that is field-proven in a high volume production environment and is very ready for widespread deployment in the global semiconductor market.”

About Nova

Nova Measuring Instruments Ltd. Develops, designs and produces integrated process control systems in the semiconductor manufacturing industry. Nova provides a broad range of integrated process control solutions that link between different semiconductor processes and process equipment. The Company’s website is www.nova.co.il.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding expected revenue contributions of HyperNex, our ability to leverage our sales and support organization and capitalize on our technical expertise to expand our business, and the impact the transaction is expected to have on our product offerings. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements.  These risks and other factors include but are not limited to:  our ability to successfully complete our integration of HyperNex, our ability to leverage our existing channels to expand into the market for X-Ray diffraction metrology, changes in customer demands for our products, new product offerings from our competitors, changes in or an inability to execute our business strategy, unanticipated manufacturing or supply problems, changes in tax requirements and changes in customer demand for our products.  We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 29, 2006.  These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission.  Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.